

August 4, 2023

George F. Chappelle, Jr.
Chief Executive Officer
Americold Realty Trust, Inc.
10 Glenlake Parkway, Suite 600
Atlanta, Georgia 30328

> **Re: Americold Realty Trust, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 6, 2023**
> **File No. 001-34723**

Dear George F. Chappelle:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A Filed April 6, 2023

Pay Versus Performance, page 53

1. Please provide a clear description of the relationship between compensation actually paid and net income, as required by Regulation S-K Item 402(v)(5)(ii). Please note that it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.

2. Please provide a Tabular List that includes your Company-Selected Measure and at least three, and up to seven, financial performance measures, which represent the most important financial performance measures that you use to link compensation actually paid to your named executive officers, for the most recently completed fiscal year, to company performance. Refer to Regulation S-K Item 402(v)(6).

3. We note that you have included Core EBITDA, a non-GAAP measure, as your Company-Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi). Please provide disclosure showing how this number is calculated from your audited financial statements, as required by Regulation S-K Item 402(v)(2)(v). If the disclosure appears in a different part of the definitive proxy statement, you may satisfy the disclosure requirement by a cross-reference thereto; however, incorporation by reference to a separate filing will not satisfy this disclosure requirement.

Please contact Alexandra Barone at 202-551-8816 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program